02043116

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2002

Anchor Lamina Inc.
(Registrant's name)

2590 Ouellette Avenue
Windsor, Ontario
Canada N8X 1L7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X   Form 40-F ______

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X   No ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANCHOR LAMINA INC.

July 11, 2002

BY: ______________________
Jack C. Tough
Vice President & CFO

Item List

1. Consolidated Financial Statement for Third Quarter ended May 31, 2002.

Report to Bondholders

For the Third Quarter Ended May 31, 2002
July 11, 2002

Sales in the quarter ended May 31, 2002 were $35.9 million, compared to $46.2 million in the third quarter of fiscal 2001. Earnings before interest, income taxes, depreciation and amortization and non-recurring costs (EBITDA) were $4.0 million for the quarter, compared with $4.9 million in the quarter ended May 31, 2001. Removing the results of the operations of EOC as described in the following paragraph, sales and EBITDA from the third fiscal quarter of 2001 would have been $33.4 million and $4.1 million, respectively.

On May 31, 2001 the majority of the operations in Europe (operated under the corporate identity of EOC) were sold to D-M-E, a subsidiary of Milacron Inc. of Cincinnati, Ohio. At May 31, 2002 sale proceeds of $6.5 million are outstanding, of which $5.3 million is under dispute. Further information on the sale is given in note 3 to the consolidated financial statements. In January 2002, $0.7 million was received from the purchaser in accordance with the holdback provisions of the sale agreement. Anchor Lamina Inc. maintains its operational presence in Europe through its steel plate and die set facilities in Chemnitz, Germany.

The Company has violated certain bank covenants for the quarter ended May 31, 2002. Negotiations on restructuring the terms of the bank borrowings are ongoing. Further information on the bank covenant violation is given in note 5 to the consolidated financial statements. At May 31, 2002 the Company had an available borrowing base under its revolving line of credit of $23.4 million, and had drawn $13.0 million. As long as the Company is in violation of the covenants, access to the unused line of credit is subject to the rights of the lenders in accordance with the bank credit agreement.

On March 15, 2002 the land and buildings in Ludenscheid, Germany were sold for proceeds of $5.4 million. Further information on the sale is given in note 7 to the consolidated financial statements. The proceeds have been used to pay down the revolving line of credit but must be used to repay the outstanding term loan by September 12, 2002 if they have not been used to purchase replacement assets.

Net loss for the quarter ended May 31, 2002 was $0.3 million, compared with a net loss of $2.4 million for the third quarter of fiscal 2001. The reduced loss in the third quarter of fiscal 2002 was due, in most part, to the increased gain on disposal of capital assets in the third quarter of fiscal 2002 resulting from the sale of the Ludenscheid land and buildings ($1.4 million after-tax impact), lower interest costs ($0.5 million after-tax impact), reduced depreciation and amortization ($0.3 million after-tax impact) and the absence of reorganization costs in the current quarter (after-tax impact of $0.4 million). Partially offsetting these positive variances were reduced EBITDA (after-tax impact of $0.6 million) and an increased loss on foreign exchange on intercompany debt ($0.3 million after-tax impact).

Consolidated gross margins were 28.0% in the third quarter of fiscal 2002, up from 27.5% in the third quarter of fiscal 2001. Gross margins increased as a result of the sale of the EOC operations, which had lower margins.

Selling and administrative expenses for the third quarter of fiscal 2002 were $6.0 million versus $7.8 million in the third quarter of fiscal 2001. The sale of the EOC operations contributed $2.6

million to the decrease. Partially offsetting this were higher office and sales salaries of $0.8 million in the remaining businesses.

Sales for the nine months ended May 31, 2002 were $101.5 million, compared with $135.9 million for the same period in fiscal 2001. Fiscal 2002 year to date consolidated EBITDA was $12.7 million versus $13.8 million in fiscal 2001. Removing the results of the operations of EOC from fiscal 2001, sales would have been $98.1 million and EBITDA $11.7 million for the nine months ended May 31, 2001. Year to date gross margins at May 31, 2002 were $28.8 million compared with $37.6 million in 2001. With EOC excluded from fiscal 2001, year to date gross margins would have been $27.4 million. On a similar basis, selling and administrative expenses would have been $15.7 million in the first nine months of fiscal 2001 compared to the reported $16.1 million in fiscal 2002.

The year to date net loss at May 31, 2002 was $3.2 million, compared with a net loss of $3.0 million in fiscal 2001. The significant contributors to the slight increase in the net loss were the after-tax gain recorded last year from the purchase of the company's 9.875% subordinated notes payable. This resulted in an after-tax gain of $3.3 million, net of the write-off of associated deferred charges. Another factor contributing to the increased net loss was lower EBITDA in the first three quarters of fiscal 2002 which had an after-tax impact of $0.7 million. Offsetting these factors were reductions in 2002 in interest expense (after-tax impact of $1.4 million), an increased gain on disposal of capital assets ($1.1 million after-tax impact), the absence of reorganization expenses in fiscal 2002 ($0.9 million after-tax impact) and reduced depreciation and amortization expenses (having a net after-tax impact of $0.7 million) compared to the nine months ended May 31, 2001.

Certain statements contained in this report may be construed as "forward–looking" statements within the meaning of the United States federal securities laws and are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such statements are only predictions and speak only as of the date of this report. No assurances can be given that actual results will not differ materially from those projected in the forward-looking statements contained in this report. Actual results may also differ materially due to risks and uncertainties which are described in the Company's Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission on February 25, 2002.

ANCHOR LAMINA INC.
CONSOLIDATED STATEMENTS OF LOSS
(In Thousands of Canadian Dollars)

		Three Months Ended May 31,		Nine Months Ended May 31,	
		2002	**2001**	**2002**	**2001**
SALES	$	35,946	46,170	101,470	135,923
Cost of goods sold		25,898	33,467	72,660	98,291
GROSS PROFIT		10,048	12,703	28,810	37,632
Selling and administrative expenses		6,031	7,834	16,077	23,784
OPERATING EARNINGS BEFORE THE FOLLOWING		4,017	4,869	12,733	13,848
Depreciation and amortization		3,056	3,569	9,413	10,450
Gain on disposal of capital assets (note 7)		(1,437)	(267)	(1,364)	(314)
Interest on long-term debt		2,276	2,878	6,902	8,735
Other interest		354	569	1,161	1,488
Reorganization expenses (note 6)		-	582	-	1,393
Gain on early extinguishment of debt (note 2)		-	-	-	(5,452)
Write-off of deferred finance fees (note 2)		-	-	-	278
Write-off of deferred exchange asset (note 2)		-	-	-	97
Loss (gain) on foreign exchange - intercompany debt		304	(87)	182	(282)
Loss on sale of European operations (note 3)		89	364	89	364
		4,642	7,608	16,383	16,757
LOSS BEFORE INCOME TAXES		(625)	(2,739)	(3,650)	(2,909)
INCOME TAXES		(297)	(355)	(490)	138
NET LOSS	$	(328)	(2,384)	(3,160)	(3,047)

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED BALANCE SHEETS
(In Thousands of Canadian Dollars)

		May 31 2002	August 31 2001
CURRENT ASSETS			
Accounts receivable	$	25,583	22,845
Loans receivable - sale of European operations (note 3)		6,539	4,080
Loans receivable - shareholders		33	33
Inventories		15,637	16,252
Prepaid expenses		958	1,035
		48,750	44,245
LOANS RECEIVABLE - SHAREHOLDERS		316	337
LOANS RECEIVABLE - SALE OF EUROPEAN OPERATIONS (note 3)		-	2,878
CAPITAL ASSETS		96,101	103,857
GOODWILL AND DEFERRED CHARGES		66,213	71,055
	$	211,380	222,372
CURRENT LIABILITIES			
Bank indebtedness	$	12,571	17,740
Accounts payable		8,482	7,739
Accrued liabilities		9,608	8,005
Income taxes payable		812	745
Current portion of long-term debt		5,171	8,525
		36,644	42,754
LONG-TERM DEBT		88,022	89,186
FUTURE INCOME TAXES		391	1,140
CONTINGENCIES (notes 3, 4 & 5)			
SHAREHOLDERS' EQUITY			
Share capital -- Common shares		91,860	91,860
Contributed surplus		1,665	1,665
Deficit		(8,482)	(5,322)
Cumulative translation adjustments		1,280	1,089
		86,323	89,292
	$	211,380	222,372

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED STATEMENTS OF (DEFICIT) RETAINED EARNINGS
(In Thousands of Canadian Dollars)

		Three Months Ended May 31,		Nine Months Ended May 31,	
		2002	**2001**	**2002**	**2001**
(DEFICIT) RETAINED EARNINGS, BEGINNING OF PERIOD	$	(8,154)	527	(5,322)	1,190
Net loss		(328)	(2,384)	(3,160)	(3,047)
DEFICIT, END OF PERIOD	$	(8,482)	(1,857)	(8,482)	(1,857)

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of Canadian Dollars)

		Three Months Ended May 31,		Nine Months Ended May 31,	
		2002	2001	2002	2001
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:					
OPERATING					
Net loss	$	(328)	(2,384)	(3,160)	(3,047)
Adjustments for:					
Depreciation and amortization		3,056	3,569	9,413	10,450
Gain on disposal of capital assets		(1,437)	(267)	(1,364)	(314)
Gain on early extinguishment of debt (note 2)		-	-	-	(5,452)
Write-off of deferred finance fees (note 2)		-	-	-	278
Write-off of deferred exchange asset (note 2)		-	-	-	97
Loss on sale of European operations (note 3)		89	364	89	364
Future income taxes		(357)	(750)	(811)	(402)
		1,023	532	4,167	1,974
Net change in non-cash working capital		3,321	3,076	323	(2,121)
		4,344	3,608	4,490	(147)
INVESTING					
Purchase of capital assets		(1,140)	(686)	(2,072)	(4,922)
Proceeds on disposition of capital assets (note 7)		5,351	1,642	5,385	6,486
Proceeds on sale of European operations (note 3)		-	26,331	720	26,331
		4,211	27,287	4,033	27,895
FINANCING					
Decrease in bank indebtedness		(8,030)	(20,119)	(5,169)	(11,430)
Repayment of long-term debt		(525)	(10,461)	(3,354)	(15,191)
Repurchase of share capital for cancellation		-	(315)	-	(481)
Employee share option advances		-	-	-	(646)
		(8,555)	(30,895)	(8,523)	(27,748)
CHANGE IN CASH AND CASH EQUIVALENTS		-	-	-	-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		-	-	-	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	-	-	-	-

(See accompanying notes)

ANCHOR LAMINA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands of Canadian Dollars)

(1) The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods as were used in the August 31, 2001 annual financial statements. Certain of the fiscal year 2001 figures have been restated to conform with the fiscal 2002 presentation. Effective September 1, 2002, the Company will be required to adopt the new accounting standard applicable to goodwill and other intangible assets. Under the new standard, goodwill and other indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. The Company has not yet completed its analysis of the new accounting standard but expects the new standard may have a material effect on the consolidated financial statements.

(2) During the nine months ended May 31, 2001, the Company repurchased $10,082 ($6,600 U.S.) of its subordinated notes payable for $4,630 ($3,023 U.S.). This resulted in a gain on early extinguishment of debt of $5,452. This gain is reduced by deferred financing fees of $278 incurred in connection with the original issuance of the repurchased notes that have been written off. This gain is also reduced by the deferred foreign exchange asset on the subordinated notes payable that has been written down by $97 to reflect the reduction in the outstanding balance of the subordinated notes payable.

(3) Effective May 31, 2001 the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic. The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. The Company maintains ownership of the Chemnitz, Germany steel plate and die set facilities and operations. The purchase price was $33,288 (Euro 25,090) consisting of $26,331 (Euro 20,145) cash, loans receivable guaranteed by the purchaser of $720 (Euro 511) repaid January 1, 2002, and $2,879 (Euro 2,045) due January 1, 2003 and a closing balance sheet purchase price adjustment of $3,362 (Euro 2,389). The Company used the cash proceeds to reduce debt. The operations sold had a book value of $28,543 (Euro 21,837). Transaction costs were $1,755 (Euro 1,297). Including a realized exchange loss of $3,035 (Euro 2,243) on related intercompany debt, the transaction resulted in a loss on sale of $389 (Euro 287) recorded in the year ended August 31, 2001. The additional loss on sale recorded in fiscal 2002 relates to professional fees. Interest accrues at 6% per annum on the loans receivable and 5% per annum on the closing balance sheet purchase price adjustment. The amounts outstanding from the sale are under dispute. Management believes that it has recorded the proper balances due under the legally binding sale agreement.

(4) From time to time, as is common in the industry, the Company is the subject of litigation. In the opinion of management, any litigation outstanding, if successful, would not have a material impact on the financial statements.

(5) At May 31, 2002, the Company is in violation of certain financial covenants of its bank credit agreement. As a result, the lenders have the right to limit access to the unused revolving credit facility and the lenders are in a position to demand repayment of the bank loans, consisting at May 31, 2002 of bank indebtedness of $12,571 and current portion of long-term debt of $5,171.

(6) During the nine months ended May 31, 2001, the Company incurred reorganization costs in connection with reducing staff levels at all of its locations. Expenses of $1,393 were incurred for employee severance.

(7) On March 15, 2002 the land and buildings in Ludenscheid, Germany were sold for proceeds of $5,351 (Euro 3,794), resulting in a gain on sale of $1,437 (Euro 977) . The proceeds have initially been used to pay down the Company's revolving line of credit but must be used to repay the term loan in 181 days if they have not been used to purchase replacement assets.

ANCHOR LAMINA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In Thousands of Canadian Dollars)

(8) The Company conducts its operations through three principal operating segments: North American Die Set, Lamina Components, and Anchor Lamina GmbH in Europe. The following tables set forth information about segment revenue and earnings before interest, taxes, depreciation and amortization (EBITDA).

Three months ended May 31, 2002

	North American Die Set	Lamina Components	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$ 23,766	$ 12,509	$ 2,647	$ (2,976)	$ 35,946
Segment EBITDA	1,889	1,800	328		4,017

Three months ended May 31, 2001

	North American Die Set	Lamina Components	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$ 21,721	$ 12,203	$ 15,274	$ (3,028)	$ 46,170
Segment EBITDA	1,397	2,259	1,213		4,869

Nine months ended May 31, 2002

	North American Die Set	Lamina Components	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$ 67,380	$ 34,254	$ 7,698	$ (7,862)	$ 101,470
Segment EBITDA	6,500	5,226	1,007		12,733

Nine months ended May 31, 2001

	North American Die Set	Lamina Components	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$ 63,988	$ 36,039	$ 44,537	$ (8,641)	$ 135,923
Segment EBITDA	5,657	5,155	3,036		13,848

Reconciliation of total reportable operating segment EBITDA to the Company's consolidated loss before income taxes is as follows:

	Three Months Ended May 31,		Nine Months Ended May 31,	
	2002	2001	2002	2001
Total EBITDA for reportable segments	$ 4,017	$ 4,869	$ 12,733	$ 13,848
Depreciation and amortization	(3,056)	(3,569)	(9,413)	(10,450)
Gain on disposal of capital assets	1,437	267	1,364	314
Interest on long term debt	(2,276)	(2,878)	(6,902)	(8,735)
Other interest	(354)	(569)	(1,161)	(1,488)
Reorganization expenses (note 5)	-	(582)	-	(1,393)
Gain on early extinguishment of debt	-	-	-	5,452
Write-off of deferred finance fees	-	-	-	(278)
Write-off of deferred exchange asset	-	-	-	(97)
(Loss) gain on foreign exchange - intercompany balances	(304)	87	(182)	282
Loss on sale of European operations (note 3)	(89)	(364)	(89)	(364)
Total consolidated loss before income taxes	$ (625)	$ (2,739)	$ (3,650)	$ (2,909)